================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)

                           ---------------------------

                                 PROLOGIS TRUST
                                (Name of Issuer)


COMMON SHARES OF BENEFICIAL INTEREST,
     PAR VALUE $0.01 PER SHARE                                   743410 10 2
  (Title of class of securities)                               (CUSIP number)


                              NANCY E. BARTON, ESQ.
                      GENERAL ELECTRIC CAPITAL CORPORATION
                               260 LONG RIDGE ROAD
                           STAMFORD, CONNECTICUT 06927
                                 (203) 357-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             RAYMOND O. GIETZ, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153


                                  MAY 14, 2002
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
(However, see the Notes.)


                         (Continued on following pages)
                              (Page 1 of 33 pages)

================================================================================


NY2:\1151547\04\__JF04!.DOC\47660.2082

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                     Page 2 of 33 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 SECURITY CAPITAL GROUP INCORPORATED
                       S.S. OR I.R.S. IDENTIFICATION NO.                                         36-3692698
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [  ]
                                                                                                                        (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     MARYLAND

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    17,372,918 SHARES
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               17,372,918 SHARES
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  17,372,918 SHARES

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                9.79%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------








                                       2

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                  Page 3 of 33 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 SC CAPITAL INCORPORATED
                       S.S. OR I.R.S. IDENTIFICATION NO.                                         74-2985638
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (A) [  ]
                                                                                                                         (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEVADA

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    17,372,918 SHARES
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               17,372,918 SHARES
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  17,372,918 SHARES

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                9.79%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------






                                       3

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                  Page 4 of 33 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 SC REALTY INCORPORATED
                       S.S. OR I.R.S. IDENTIFICATION NO.                                         88-0330184
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [  ]
                                                                                                                        (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEVADA

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    17,372,918 SHARES
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               17,372,918 SHARES
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  17,372,918 SHARES

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                              9.79%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------






                                       4

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                  Page 5 of 33 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 SECURITY CAPITAL OPERATIONS INCORPORATED
                       S.S. OR I.R.S. IDENTIFICATION NO.                                         52-2146697
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [  ]
                                                                                                                     (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     MARYLAND

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    17,372,918 SHARES
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               17,372,918 SHARES
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  17,372,918 SHARES

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               9.79%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------






                                       5

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      758849 10 3                                         13D                   Page 6 of 33 Pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                            SECURITY CAPITAL WAREHOUSE DISTRIBUTION BUSINESS TRUST
                       S.S. OR I.R.S. IDENTIFICATION NO.                                         74-2869170
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [  ]
                                                                                                                        (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     MARYLAND

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    17,372,918 SHARES
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               17,372,918 SHARES
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  17,372,918 SHARES

---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               9.79%

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------






                                       6

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      743410 10 2                                         13D                    Page 7 of 33 pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [  ]
                                                                                                                           (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    17,372,918 SHARES
             SHARES                                                                              (SEE ITEMS 2 AND 5)
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               17,372,918 SHARES
           REPORTING                                                                             (SEE ITEMS 2 AND 5)
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  17,372,918 SHARES
                                                                                                 (SEE ITEMS 2 AND 5)
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                    9.79%
                                                                                                              (SEE ITEMS 2 AND 5)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------







                                       7

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      743410 10 2                                         13D                  Page 8 of 33 pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL CORPORATION
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [  ]
                                                                                                                       (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    BK, OO

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    17,372,918 SHARES
             SHARES                                                                              (SEE ITEMS 2 AND 5)
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               17,372,918 SHARES
           REPORTING                                                                             (SEE ITEMS 2 AND 5)
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  17,372,918 SHARES
                                                                                                 (SEE ITEMS 2 AND 5)
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      9.79%
                                                                                                              (SEE ITEMS 2 AND 5)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------






                                       8

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      743410 10 2                                         13D                  Page 9 of 33 pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC CAPITAL SERVICES, INC.
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [  ]
                                                                                                                     (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     DELAWARE

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL
                                                                                                 SHARES DISCLAIMED BY GENERAL
                                                                                                 ELECTRIC CAPITAL SERVICES, INC.
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        NOT APPLICABLE
                                                                                                                  (SEE 11 ABOVE)

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------







                                       9

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      743410 10 2                                         13D                  Page 10 of 33 pages
--------------------------------- ----------------------------------------------                 -----------------------------------

---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAMES OF REPORTING PERSONS:                               GENERAL ELECTRIC COMPANY
                       I.R.S. IDENTIFICATION NOS.
                       OF ABOVE PERSONS:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [  ]
                                                                                                                       (B) [  ]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):            [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  DISCLAIMED (SEE 11 BELOW)
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             DISCLAIMED (SEE 11 BELOW)

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  BENEFICIAL OWNERSHIP OF ALL
                                                                                                 SHARES DISCLAIMED BY GENERAL
                                                                                                 ELECTRIC COMPANY
---------------------- ----------------------------------------------------------------------------------------------------------- -
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [ ]

---------------------- ----------------------------------------------------------------------------------------------------------- -
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                      NOT APPLICABLE
                                                                                                                (SEE 11 ABOVE)
---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 CO

---------------------- --------------------------------------------------------- ---------------------------------------------------


                     This Amendment No. 16 ("Amendment No. 16") is filed by Security Capital Group Incorporated, a Maryland corporation (f/k/a Security Capital Realty Incorporated) ("Group"), SC Capital Incorporated, a Nevada corporation ("SC Capital") and a wholly owned subsidiary of Group, SC Realty Incorporated, a Nevada corporation ("SC-Realty") and a wholly owned subsidiary of SC Capital, Security Capital Operations Incorporated, a Maryland corporation ("Operations") and a wholly owned subsidiary of SC-Realty, Security Capital Warehouse Distribution Business Trust, a Maryland real estate investment trust and a subsidiary of Operations (f/k/a West Mixed-Use Realty Investors Trust) ("West" and, together with Group, SC Capital, SC-Realty and Operations, the "Original Reporting Persons"), General Electric Company, a New York corporation ("GE"), General Electric Capital Services, Inc., a Delaware corporation ("GECS") and a wholly owned subsidiary of GE, General Electric Capital Corporation, a Delaware corporation ("GECC") and a wholly owned subsidiary of GECS, and GE Capital International Holdings Corporation, a Delaware corporation and a wholly owned subsidiary of GECC ("GE Holdings" and, together with GE, GECS and GECC, the "Additional Reporting Persons"). The Additional Reporting Persons and the Original Reporting Persons are hereinafter referred to collectively as the "Reporting Persons".

                     This Amendment No. 16 amends the Schedule 13D originally filed by Group, SECAP Realty Incorporated, Security Capital Group Incorporated, a Delaware corporation, and William D. Sanders, an individual, on March 11, 1994 (as previously amended, the "Schedule 13D"). This Amendment No. 16 relates to common shares of beneficial interest, par value $0.01 per share (the "Shares"), of ProLogis Trust, a Maryland real estate investment trust (f/k/a Security Capital Industrial Trust) ("ProLogis"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 2.              IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D hereby is amended as follows:

                     Upon the completion of the Merger of Merger Sub with and into Group on May 14, 2002, Group survived the Merger and became a wholly owned subsidiary of GE Holdings. As a result of the Merger, the Additional Reporting Persons have been added to the Schedule 13D as Reporting Persons.

                     GE Holdings is a Delaware corporation with its principal executive offices located at 1600 Summer Street, Stamford, Connecticut 06905. GE Holdings is a holding company which owns all the common stock of Group and other subsidiaries.

                     GECC, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

                     GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GECC and other subsidiaries.

                     GE is a New York corporation with its principal executive office located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

                     For information with respect to the identity and background of each executive officer and director of each of the Additional Reporting Persons, see Schedules 1 through 4 (the "Additional Reporting Person Schedules") which are attached hereto as Exhibit 7 and are hereby incorporated herein by reference.

                     At the Effective Time of the Merger, the Board of Directors of Group became comprised of the individual listed on Schedule 5 to Exhibit 7.

                     During the last five years, none of the Additional Reporting Persons, nor, to the best of their knowledge, any person identified in the Additional Reporting Person Schedules has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.              PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D hereby is amended to add the following:

                     On May 14, 2002, at the Group Stockholder Meeting, the stockholders of Group, by a majority of all votes entitled to be cast, approved and adopted the Merger Agreement and the Merger. On May 14, 2002, Articles of Merger (the "Articles of Merger") between Group and Merger Sub were filed with the State Department of Assessments and Taxation of Maryland. The Merger became effective as of the date and time of the filing of the Articles of Merger.

                     As part of the merger consideration, 32,530,904 Shares were distributed by Group at the Effective Time of the Merger pursuant to the Stock Election. This distribution resulted in Group retaining beneficial ownership of approximately 9.79% of the outstanding Shares following the Merger.

                     Accordingly, at the Effective Time of the Merger, and for as long as Group beneficially owns less than 10% of the Shares, Group no longer has the right to designate any persons for nomination to the ProLogis Board of Trustees pursuant to the Third Amended and Restated Investor Agreement between Group and ProLogis (the "Investor Agreement"). Similarly, Group no longer has approval rights with respect to ProLogis actions, including:

         1. the issuance of equity securities or securities convertible into equity securities (other than issuances in connection with option, dividend reinvestment and similar plans) for less than the fair market value of such securities;

         2. the issuance of any preferred shares which would result in the fixed charge coverage ratio (as defined in the Investor Agreement) being less than 1.4 to 1.0;

         3. adopting any employee benefit plans under which common shares may be issued;

         4.       the compensation of ProLogis' senior officers; and

         5. the incurrence of additional indebtedness which would result in the interest expense coverage ratio (as defined in the Investor Agreement) being less than 2.0 to 1.0.

                     On May 13, 2002, C. Ronald Blankenship and Thomas G. Wattles, who previously were designees of Group on the ProLogis Board of Trustees, resigned from the ProLogis Board of Trustees.

                     Group continues to be the beneficial owner of ProLogis Shares, and any action or discussions taken in such connection will be subject to and conducted in accordance with all applicable legal rules and contractual agreements to which Group is subject or which otherwise apply to the purchase or sale of ProLogis Shares. Subject to these requirements and limitations, however, Group reserves all of its rights with respect to its investment intent as previously described in this Schedule 13D.

                     Except as set forth above, the response of the Reporting Persons to this Item 4 as previously disclosed in the Schedule 13D has not changed.

ITEM 5.              INTEREST IN SECURITIES OF THE ISSUER.

                     At the Effective Time of the Merger, West owned 17,317,918 Shares, representing approximately 9.79% of the outstanding Shares (based upon the reported number of outstanding Shares as of April 11, 2002 as stated in ProLogis' Annual Report on Form 10-K/A for the year ended December 31, 2001). Operations, SC-Realty, SC Capital, Group and, solely for purposes of Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder, GE Holdings and GECC, also may be deemed to beneficially own such Shares. However, the filing of this statement shall not be construed as an admission that GECS or GE are, for purposes of Section 13(d) of the Exchange Act, or Rule 13d-3 promulgated thereunder, the beneficial owner of any of the Shares covered by this statement.

                     Except as discussed in Item 4, no transactions in Shares were effected by any of the Reporting Persons, or, to the best of their knowledge, any of the persons identified in the Additional Reporting Person Schedules, during the 60 days prior to the date hereof.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of General Electric Company, General Electric Capital Services, Inc., General Electric Capital Corporation, and GE International Holdings Corporation.

Exhibit 8 Joint Filing Agreement, dated as of May 15, 2002, by and among General Electric Company, General Electric Capital Services, Inc., General Electric Capital Corporation, GE International Holdings Corporation, Security Capital Group Incorporated, SC Capital Incorporated, SC Realty Incorporated, Security Capital Operations Incorporated, and Security Capital Warehouse Distribution Business Trust.



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                                       14

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 15, 2002


                   GENERAL ELECTRIC COMPANY*

                   By: /s/ Nancy E. Barton
                       -----------------------------------------------------
                       Name: Nancy E. Barton
                       Title: Attorney-in-Fact


                   GENERAL ELECTRIC CAPITAL SERVICES, INC.

                   By: /s/ Nancy E. Barton
                       -----------------------------------------------------
                       Name: Nancy E. Barton
                       Title: Senior Vice President


                   GENERAL ELECTRIC CAPITAL CORPORATION

                   By: /s/ Nancy E. Barton
                       -----------------------------------------------------
                       Name: Nancy E. Barton
                       Title: Senior Vice President


                   GE CAPITAL INTERNATIONAL HOLDINGS CORPORATION

                   By: /s/ Sarah Graber
                       -----------------------------------------------------
                       Name: Sarah Graber
                       Title: Vice President and Assistant Secretary


                   SECURITY CAPITAL GROUP INCORPORATED

                   By: /s/ Jeffrey A. Klopf
                       -----------------------------------------------------
                       Name: Jeffrey A. Klopf
                       Title: Senior Vice President and Secretary




----------------------
* Power of attorney, dated as of February 22, 2000, by General Electric Company is hereby incorporated by reference to Schedule 13D for Luxtec Corporation, filed March 12, 2001 by GE Capital Equity Investments, Inc.

                   SC CAPITAL INCORPORATED

                   By: /s/ Jeffrey A. Klopf
                       -----------------------------------------------------
                       Name: Jeffrey A. Klopf
                       Title: Secretary


                   SC REALTY INCORPORATED

                   By: /s/ Jeffrey A. Klopf
                       -----------------------------------------------------
                       Name: Jeffrey A. Klopf
                       Title: Secretary


                   SECURITY CAPITAL OPERATIONS INCORPORATED

                   By: /s/ Jeffrey A. Klopf
                       -----------------------------------------------------
                       Name: Jeffrey A. Klopf
                       Title: Secretary


                   SECURITY CAPITAL WAREHOUSE DISTRIBUTION BUSINESS TRUST

                   By: /s/ Jeffrey A. Klopf
                       -----------------------------------------------------
                       Name: Jeffrey A. Klopf
                       Title: Secretary

                                  EXHIBIT INDEX

Exhibit No.                          Description
-----------                          -----------

   7 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of General Electric Company, General Electric Capital Services, Inc., General Electric Capital Corporation, and GE International Holdings Corporation.

   8 Joint Filing Agreement, dated as of May 15, 2002, by and among General Electric Company, General Electric Capital Services, Inc., General Electric Capital Corporation, GE International Holdings Corporation, Security Capital Group Incorporated, SC Capital Incorporated, SC Realty Incorporated, Security Capital Operations Incorporated, and Security Capital Distribution Warehouse Business Trust.













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